SCHEDULE 13G

Amendment No. 4
TROPICANA LV HOTEL & CASNO INC
CLASS A COMMON STOCK
Cusip #897085106
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[x] 	  Rule 13d-1(d)
Cusip #897085106
Item 1: 	   	Reporting Person - FMR LLC
Item 2: 	   	(a)  	[x]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	16,350,824
Item 7: 	   	48,650
Item 8: 	   	16,350,824
Item 9: 	   	16,350,824
Item 11: 	   	100.000%
Item 12: 	   	HC
Cusip #897085106
Item 1: 	   	Reporting Person - Edward C. Johnson 3d
Item 2: 	   	(a)  	[x]
   	   	(b)  	[ ]
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	16,350,824
Item 7: 	   	48,650
Item 8: 	   	16,350,824
Item 9: 	   	16,350,824
Item 11: 	   	100.000%
Item 12: 	   	IN
Cusip #897085106
Item 1: 	   	Reporting Person - Abigail P. Johnson
Item 2: 	   	(a)  	[x]
   	   	(b)  	[ ]
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	16,350,824
Item 7: 	   	48,650
Item 8: 	   	16,350,824
Item 9: 	   	16,350,824
Item 11: 	   	100.000%
Item 12: 	   	IN

Item 1(a). 	    	Name of Issuer:

  	  	          	TROPICANA LV HOTEL & CASNO INC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	3801 LAS VEGAS BLVD SOUTH
  	  	          	LAS VEGAS, NV 89109


Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 CLASS A COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 897085106

Item 3. 	    	Not applicable

Item 4. 	    	Ownership

	As more fully described in the Form 10-12G/A filed by Tropicana Las Vegas Hotel and Casino, Inc. (the "Company") on May 28, 2010, all of the Company's stockholders are a party to that certain Stockholders' Agreement, dated as of July
1, 2009 (the "Stockholders' Agreement"), which contains certain agreements as to voting. As a result, all of the Company's stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group. However, except as otherwise noted, each of the Company's stockholders disclaims beneficial ownership of shares of the Company's capital stock not held directly by such stockholder. As of December 31, 2014, Fidelity Advisor Series I: Fidelity Advisor Floating Rate High Income Fund ("Fidelity Advisor Floating Rate High Income
Fund") owned 48,650 Class A Common shares, or 1.042% of the Class A common stock outstanding and less than 1% of the Class A common stock assuming full conversion of all shares of Preferred Stock into Class A common stock at an exchange ratio of 4:1 for the Class A Convertible Participating Preferred Stock and Class A Series 2 Convertible Participating Preferred Stock, an exchange ratio of 6.67:1 for the Class A Series 3 Convertible Participating Preferred Stock and an exchange ratio of 10:1 for the Class A Series 4 Convertible Participating Preferred Stock, based upon information provided by the Company . The exchange ratio may increase to the extent dividends on the Preferred Stock accrue and are unpaid. Fidelity Advisor Floating Rate High Income Fund is a series of an open-end investment company registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research Company, a wholly-ownedsubsidiary of FMR LLC and an investment adviser registered under the Investment Advisers Act of 1940. Fidelity Advisor Floating Rate High Income Fund is the record owner of the shares and FMR LLC has reported that it does not have a pecuniary interest in such shares.



  	  	     	(a)    Amount Beneficially Owned: 	16,350,824

  	  	     	(b)    Percent of Class: 	100.000%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote: 	0

  	  	     	       (ii)    shared power to vote or to direct the vote:
16,350,824

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	48,650

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	16,350,824

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	If this statement is being filed to report the fact that as
of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Not applicable.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	February 13, 2015
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by FMR LLC on June 10, 2014, accession number:
0000315066-14-003512.


Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
FMR CO., INC 	IA



                Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC.



                Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on February 13, 2015, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the CLASS A COMMON STOCK of TROPICANA LV HOTEL & CASNO INC at December 31, 2014.


  	FMR LLC

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

  	Edward C. Johnson 3d

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of Edward C. Johnson 3d*

  	Abigail P. Johnson

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of April 24, 2014, by and on behalf of Abigail P. Johnson*


* This power of attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by FMR LLC on June 10, 2014, accession number:
0000315066-14-003512.